UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Shell completes acquisition of ARC Resources

Calgary, September 2, 2026 − Shell plc has completed the previously announced agreement (the “Arrangement Agreement”) to acquire ARC Resources Ltd. (“ARC”) (TSX: ARX), an energy company focused in British Columbia and Alberta, Canada, following receipt of all required shareholder, court and regulatory approvals. The acquisition accelerates Shell's strategy by adding approximately 370 kboe/d immediately across liquids and gas, supporting a production compound annual growth rate (CAGR) of around 4% through to 2030 compared with 2025.

“Today we welcome ARC colleagues to Shell and look forward to building on their high-performance culture, operational excellence and technical expertise in Canada’s Montney basin,” said Shell’s Chief Executive Officer, Wael Sawan. “The acquisition increases Shell's exposure to long-duration, low-cost liquids production. Through disciplined integration, we will build on the strengths of both organizations to unlock the value that underpins this transaction.”

In accordance with terms of the Arrangement Agreement, ARC’s shareholders will receive CAD $8.20 in cash and 0.40247 ordinary shares of Shell plc (each whole share, a “Shell Share”) for each ARC common share (each, an “ARC Share”).

Based on Shell’s closing share price of GBP £34.43 on September 2, 2026, and latest FX rates, this equates to an updated equity value of approximately US$13.9 billion. Shell will take on approximately US$2.5 billion in net debt and leases resulting in an enterprise value of approximately US$16.5 billion. The equity value of US$13.9 billion will be funded via US$3.3 billion in cash and US$10.6 billion in new Shell shares.

The transaction is expected to generate double-digit returns, bolster long-term cash flows and be accretive to free cash flow share from 2027 onwards.

 Notes to editors

  As defined in the Arrangement Agreement, the effective date of the transaction is September 2, 2026 (the “Effective Date”).
  The process for delivery of Shell Shares in exchange for ARC Shares is anticipated to be completed several days following the Effective Date of the transaction.
  More information can be found at Information for shareholders | Shell Global
  The acquisition grows Shell’s producing interests in Canada and complements its existing LNG footprint and extensive downstream businesses including refining, chemicals, fuel retail, aviation, lubricants and low-carbon solutions.
  In connection with the Arrangement Agreement, Shell obtained an exemption order from the Alberta Securities Commission, as principal regulator on behalf of the securities regulatory authority or regulator in each of the provinces of Canada other than Ontario, and the Ontario Securities Commission, providing relief from the formal issuer bid requirements of National Instrument 62-104 Take-Over Bids and Issuer Bids in connection with purchases by Shell of the outstanding Shell Shares through marketplaces outside of Canada (the “Canadian Exemption”), which applies so long as the Shell Shares are not listed or posted for trading on any stock exchange or marketplace in Canada, and residents of Canada do not beneficially own more than 10% of the total number of issued and outstanding Shell Shares. The Canadian Exemption is also subject to the following conditions: the share buybacks under its issuer bid programs are carried out under applicable securities laws in the United Kingdom, the Netherlands and the European Union, as well as the trading rules of the applicable exchanges and markets; and the aggregate number of Shell Shares acquired by Shell within any period of 12 months does not exceed 10% of the outstanding Shell Shares, excluding treasury shares.
  Measurement of acquired assets and liabilities for accounting purposes will be subject to a purchase price allocation exercise following completion.
  Equity value and net debt do not sum to enterprise value due to rounding.

Enquiries
UK / International Media Relations: +44 20 7934 5550

Americas Media Relations: Contact Shell US Media Team

Cautionary Note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this news release “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this news release refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties.  The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

Forward-Looking statements
This news release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this news release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this news release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this news release and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this news release, September 2, 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this news release.

Shell’s net carbon intensity
Also, in this news release we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s net-zero emissions target
Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our combined Scope 1 and 2 target, NCI target and our oil products ambition over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

Forward-Looking non-GAAP measures
This news release may contain certain forward-looking non-GAAP measures such as free cash flow, net debt and enterprise value. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.

The contents of websites referred to in this news release do not form part of this news release.

We may have used certain terms, such as resources, in this news release that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396, 333-272192 and 333-292109).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: September 2, 2026	/s/ Karen Heslop
Karen Heslop
Deputy Company Secretary